P.E. 1/1/02

RECD S.E.C.
JAN 29 2002
1086




02012201

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 20 02

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Translation of registrant's name into English)

Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)

PROCESSED
FEB 11 2002
THOMSON FINANCIAL

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes ☐ No ☑

[If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Registrant)

Date January 28th, 2002

By 
(Signature)

Setiawan Sulistyono
Head of Investor Relation Unit

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securities holders.

SEC 1815 (7-91)




TELKOM

T-2001

PRESS RELEASE

No.TEL 26 /PR000/UHI/2002

Appointment of the New Corporate Secretary

Bandung, 28th January, 2002 – It is hereby announced that TELKOM's Board of Director have appointed Mr. Martono, S.H., as the company's new Corporate Secretary replacing Mr. Ir. Bambang Riadhy Oemar, M.M..

Investor inquiries shall remain to be addressed to:

Investor Relations Unit
PT Telekomunikasi Indonesia, Tbk.

Bandung:
Jl. Japati No.1, 7th Floor
Bandung 40311

Telp ***: 62-22-4527337***
Fax ***: 62-22-7104743***

Jakarta:
Gedung Grha Citra Caraka, 5th Floor
Jl. Gatot Subroto 52
Jakarta, 12710
Telp ***: 62-21-5215109***
Fax ***: 62-21-5220500***

E-mail : *investor@telkom.co.id*
Website : *www.telkom.co.id*

Setiawan Sulistyono
Head of Investor Relations Unit

Wall Street Reporter

News Flash: Important Press Release

January 29, 2002

Financial Sector:

Single Source Financial Services Corporation

(OTC:BB: SSFL)

Shares Outstanding	59.1 million
Float	7.9 million
Recent Price	$.26
Year Low/Hi	$.04-1.20
18-Month Target Price	$3.00
Contact	Mike Monahan
www.ssfl.info	1-877-774-3777

THE OPPORTUNITY:

Mainly because of the online purchasing explosion, the credit card processing market has skyrocketed to unseen territory. In the year 2000, card-based payments represented 29% of all domestic payment transactions. In 1999 and 2000, card-based payments increased by 16% and 14% respectively, with debit card usage leading the way in growth. By the year 2010, it is estimated that card-based payments will represent almost 50% of all domestic payment transactions.

Single Source Financial is a standout amongst its peers, and is poised to be a leader in this rapidly growing industry.

Although (SSFL) stock took a plunge last week, which we believe was due to a huge short position, we expect the short squeeze will bounce the stock back to at least its recent price, offering an immediate 500% gain. Remember our last recommendation (AMNM), also a short squeeze, resulted in a 300% gain on tremendous volume.

The reasons Single Source Financial Services Corporation (SSFL) is fast becoming a prominent player in this sector are threefold.

First, and foremost because Single SourceFincacial (SSFL) offers one of the lowest rates in the country, it eliminates most competitors.

Next, (SSFL) targets small and mid-sized businesses, long ignored by larger institutions.

And last but not least, if they can't beat 'em they eat 'em.

Recently, (SSFL) has secured an option to acquire CardReady International Inc., a "third-party" credit card processor with the ability to process over $120 million per month in credit card transactions by providing merchant credit card services to small and mid-size businesses.

CardReady acquires approximately 200 accounts per month. Each of these accounts averages $500 to $1,000 in annual income. While aggressively pursuing additional independent sales organizations, average sales are expected to increase to over well over $1000.

Single Source (SSFL) also sells and leases electronic transaction processing equipment to merchants who wish to offer credit cards, such as VISA, MASTERCARD and AMERICAN EXPRESS. Customers can also take advantage of debit card payment options, as well as third party processing services to "brick and mortar" and web-based merchants.

Single Source Financial Services Corporation is strategically expanding its operations by including various other financial products and services as well, enabling the Company to effectively cross-sell to its ever-expanding client base.

While, the majors in this sector such as FDC Vital and US Bank have performed tremendously during the recent bloodbath, SSFL is sure to follow

If you would like your fax number removed from our list or for inquiries, please e-mail us at info@wallstreetdailypress.com or cal 1(800) 539-8486

This newsletter is a publication regarding information, some of which may be forward looking, on publicly traded companies. We received $10,000 from an independent third party for this report. This profile is neither an offer nor solicitation to buy or sell any securities mentioned. While the publisher believes all sources of information to be factual and reliable, in no way does it represent or guarantee the accuracy thereof, nor the statements made herein and have made no independent verification of the facts, assumptions, and estimates contained in this newsletter. The user assumes the entire risk as to the accuracy and the use of this document.